

August 28, 2012

<u>Via E-mail</u>
Mark Cavicchia
Chief Executive Officer
Accelerated Building Business Concepts Corporation
8427 South Park Circle, Suite 150
Orlando, Florida 32819

>   **Re: Accelerated Building Business Concepts Corporation**
>   **Form 8-K**
>   **Filed July 16, 2012**
>   **Response dated July 27, 2012**
>   **File No. 001-11873**

Dear Mr. Cavicchia:

We have reviewed your response dated July 27, 2012 and have the following additional comments.

We note your response to comment 1. Please either amend the Form 8-K to provide the information required by Items 2.01(f), 5.06 and 9.01 or provide us with a detailed legal and factual analysis as to why you are not required to file such information. The analysis should focus on whether you were a shell company, as defined in Rule 12b-2 of the Exchange Act, prior to the transaction reported by the Form 8-K.

We note your response to comment 2. Notwithstanding the response, please confirm to us your understanding that you have an existing obligation under the federal securities laws to make all required filings and should become current in those filings in accordance with applicable requirements.

Please contact Charles Lee at (202) 551-3427, Dietrich King at (202) 551-3338 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Dietrich King for

Mara L. Ransom
Assistant Director

cc: Peter Campitiello
        Kane Kessler, P.C.